                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               Landec Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   514766100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

SEC 1745 (2/95)

                               Page 1 of 12 Pages

CUSIP No. 514766100              SCHEDULE 13G            Page  2  of  12  Pages

-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Chase Venture Capital Associates, L.P.
                   (f/k/a/ Chemical Venture Capital Associates, A California Limited Partnership) 13-337-6808
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
 3        SEC USE ONLY

-------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
-------------------------------------------------------------------------------

     NUMBER OF                5        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                                 1,306,817
     OWNED BY           -------------------------------------------------------
       EACH                   6        SHARED VOTING POWER
     REPORTING
    PERSON WITH                                 11,956
                        -------------------------------------------------------
                              7        SOLE DISPOSITIVE POWER

                                                1,306,817
                        -------------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                                11,956
-------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,318,773
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                   |_|

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   12.3%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                       PN
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------

Item 1.

                  (a)      Name of Issuer:

                           Landec Corporation

                  (b)      Address of Issuer's Principal Executive Offices:

                           3603 Haven Avenue
                           Menlo Park, California  94025

Item 2.

                  (a)      Name of Person Filing:

                           Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership)

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                           380 Madison Avenue, 12th Floor
                           New York, New York  10017

                  (c)      Citizenship:

                           See Row 4 on cover page.

                  (d)      Title of Class of Securities (of Issuer):

                           Common Stock

                  (e)      CUSIP Number:

                           See top of cover page.


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

                               Page 3 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------

Item 4.  Ownership

                  (a)      Amount Beneficially Owned:

                           1,318,773.

                           This amount includes the following shares issuable upon the exercise by Mitchell Blutt, M.D., a director of the Issuer, of options granted to him by the Issuer: (i) 3,478 shares issuable pursuant to options which became exercisable at a rate of 1/48 monthly from December 14, 1993 so long as Dr. Blutt remains a director of the Issuer, (ii) 3,478 shares issuable pursuant to options which became exercisable at a rate of 1/4 at May 25, 1996 and 1/48 per month thereafter so long as Dr. Blutt remains a director of the Issuer, and (iii) 5,000 shares issuable pursuant to options which became exercisable at a rate of 1/4 at January 26, 1997 and 1/48 per month thereafter as long as Dr. Blutt remains a director of the Issuer. Dr. Blutt is obligated to exercise each of the foregoing options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares issued upon the exercise of any of the foregoing options.

                  (b)      Percent of Class:

                           12.3%

                  (c)      Number of shares as to which such person has:

                           (i)      1,306,817
                           (ii)     11,956
                           (iii)    1,306,817
                           (iv)     11,956


Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

                               Page 4 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.

                               Page 5 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 1997               CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                         By:   CHASE CAPITAL PARTNERS,
                                               its General Partner

                                         By: /s/ Jeffrey C. Walker
                                            -----------------------------------
                                            Jeffrey C. Walker
                                            A General Partner

                               Page 6 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

                  This statement is being filed by Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                              John R. Baron
                              Mitchell J. Blutt, M.D.
                              Arnold L. Chavkin
                              David L. Ferguson
                              Michael R. Hannon
                              Donald J. Hofmann
                              Stephen P. Murray
                              Brian J. Richmand
                              Shahan D. Soghikian
                              Jeffrey C. Walker
                              Damion E. Wicker, M.D.

                  Mr. Ferguson's principal business office address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chemical Capital is a wholly owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chemical Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chemical Capital, each of whom is a U.S. citizen.


                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                               Page 7 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------

                                                                     SCHEDULE A

                          CHEMICAL CAPITAL CORPORATION

                               Executive Officers


President                                         Jeffrey C. Walker**

Executive Vice President                          Mitchell J. Blutt, M.D.**

Vice President & Secretary                        Gregory Meridith*

Vice President & Treasurer                        Donna L. Carter**

Assistant Secretary                               Robert C. Carroll*

                                   Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**

--------
*Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

**Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 8 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------

                                                                     SCHEDULE B

                        THE CHASE MANHATTAN CORPORATION

                              Executive Officers*

                      Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                    William B. Harrison, Jr., Vice Chairman

                                  Directors**

                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           -----------------------------

Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY 10019

Susan V. Berresford            President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY 10017

M. Anthony Burns               Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. S2nd Avenue
                               Miami, FL 33166

H. Laurance Fuller             Chairman of the Board and
                               Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive
                               Chicago, IL 60601

--------

*Principal occupation is executive officer and/or employee of Chase. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

**Each of the persons named below is a citizen of the United States of America.



                               Page 9 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------
                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           ----------------------------------
Melvin R. Goodes               Chairman of the Board and
                               Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ 07950

William H. Gray, III           President and Chief Executive Officer
                               United Negro College Fund, Inc.
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA 22031

George V. Grune                Retired Chairman and Chief Executive
                               Officer the Reader's Digest
                               Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               2 Park Avenue, 23rd Floor
                               New York, NY 10016

William B. Harrison, Jr.       Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Harold S. Hook                 Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX 77019

Helene L. Kaplan               Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72
                               New York, NY 10022

Thomas G. Labrecque            President and Chief Operating Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070



                              Page 10 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------
                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           ----------------------------------
J. Bruce Llewellyn             Chairman of the Board
                               The Philadelphia Coca-Cola
                               Bottling Company, The Coca-Cola
                               Bottling Company of Wilmington, Inc.
                               and Queen City Broadcasting, Inc.
                               The Philadelphia Coca-Cola Bottling Company
                               30 Rockefeller Plaza, 29th Floor
                               New York, NY 10112

Edward D. Miller               Senior Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Edmund T. Pratt, Jr.           Chairman Emeritus
                               Pfizer Inc.
                               Astors Lane
                               Port Washington, NY 11050

Henry B. Schacht               Chairman of the Board and
                               Chief Executive Officer
                               Lucent Technologies, Inc.
                               600 Mountain Avenue - Room 6A511
                               Murray Hill, NJ 07974

Walter V. Shipley              Chairman of the Board and Chief
                               Executive Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Andrew C. Sigler               Retired Chairman of the Board
                               and Chief Executive Officer
                               Champion International Corporation
                               1 Champion Plaza
                               Stamford, CT 06921

John R. Stafford               Chairman, President and Chief
                               Executive Officer
                               American Home Products Corporation

                               Five Giralda Farms
                               Madison, NJ 07940


                              Page 11 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Landec Corporation                            CUSIP Number:  514766100
-------------------------------------------------------------------------------
                               Principal Occupation or Employment;
Name                           Business or Residence Address
----                           ----------------------------------
Marina v.N. Whitman            Professor of Business Administration
                               and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220


                              Page 12 of 12 Pages